As filed with the Securities and Exchange Commission on August 12, 2005

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPRINT CORPORATION

(Exact name of registrant as specified in its charter)

Kansas	48-0457967
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Post Office Box 7997, Shawnee Mission, Kansas 66207-0997

(Address of Principal Executive Offices)

NEXTEL COMMUNICATIONS, INC. AMENDED AND RESTATED CASH

COMPENSATION DEFERRAL PLAN

(Full title of the plan)

CLAUDIA S. TOUSSAINT

Vice President, Corporate Governance and Ethics, and Corporate Secretary

P.O. Box 7997

Shawnee Mission, Kansas 66207-0997

(Name and address of agent for service)

Telephone number, including area code, of agent for service:

(913) 794-1513

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration Fee
Deferred Compensation Obligations	$15,000,000	N/A	$15,000,000	$1,765.50

(1)	The Deferred Compensation Obligations represent unsecured obligations of the Registrant to pay deferred compensation in the future in accordance with the provisions of the Nextel Communications, Inc. Amended and Restated Cash Compensation Deferral Plan (the “Plan”). The amount to be registered represents the dollar amount of the compensation deferred and deemed invested in accordance with the Plan.

(2)	In accordance with Rule 457(h) of the Securities Act of 1933, as amended, this estimate is made solely for purposes of computing the amount of the registration fee.

Explanatory Note

The purpose of this Registration Statement is to register $15,000,000 of Sprint Corporation’s deferred compensation obligations, to be offered and sold under the Nextel Communications, Inc. Amended and Restated Cash Compensation Deferral Plan, as amended and restated December 7, 2004 (the “Plan”), which Plan is being assumed by Sprint Corporation in connection with the merger of Nextel Communications, Inc. with a subsidiary of Sprint.

PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference

The following documents filed by Sprint Corporation (“Sprint”) with the Securities and Exchange Commission

(File No. 1-04721) are incorporated in this Registration Statement by reference:

•	Annual Report on Form 10-K/A for the year ended December 31, 2004, filed on April 29, 2005.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed May 9, 2005, and Quarterly Report on
Form 10-Q for the quarter ended June 30, 2005, filed August 8, 2005.

•	Current Reports on Form 8-K filed on January 21, 2005, February 14, 2005, February 17, 2005, March 15, 2005, April 21, 2005 (of the two Current Reports filed on April 21, 2005, only the filing made under Item 1.01 is incorporated herein by reference), May 20, 2005, June 10, 2005, June 14, 2005, June 22, 2005, June 23, 2005 (two reports), July 11, 2005, July 13, 2005 (two reports), July 18, 2005, July 19, 2005, July 29, 2005, August 4, 2005 and August 9, 2005 (two reports).

•	Current Reports on Form 8-K/A filed on April 19, 2005 (two reports).

All documents subsequently filed by Sprint pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, before the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part of this Registration Statement from the date of the filing of such documents (excluding any Current Reports on Form 8-K to the extent disclosure is furnished and not filed).

Item 4.	Description of Securities

The securities being registered represent unsecured obligations (the “Obligations”) of Sprint to pay to Eligible Employees and Eligible Directors (the “Participants”) who participate in the Plan, upon their retirement, death, disability, certain change of control events or upon one or more future date(s) specified by the Participants, such Participants’ salary or bonus (together with any gains, earnings or losses thereon), the receipt of which the Participants have elected to defer. The Obligations also may represent amounts that Sprint has elected to contribute to a Participant’s account(s) under the Plan. Amounts deferred or contributed to a Participant’s account(s) are credited with gains, losses and earnings based on hypothetical investment directions made by the Participant, in accordance with investment deferral crediting options and procedures adopted from time to time pursuant to the Plan. Any amounts deferred or contributed to a Participant’s account with respect to which a Participant does not provide investment direction shall be credited with earnings in an amount determined by the Committee (as hereinafter defined) in its sole discretion or, if an amount is not so determined, such amounts shall bear interest at the rate applicable to U.S. Treasury Bills having a maturity of thirty (30) days as in effect from time to time during the relevant period.

The Plan is administered by the Compensation Committee of the Board of Directors of Sprint (the “Compensation Committee”), which is granted authority to delegate administration of the Plan to one or more groups, committees, individuals or entities designated by the Board of Directors of the Company (the Compensation Committee, together with any such delegated parties, the “Committees”).

Before the first day of each calendar year, a Participant may file with the Committee a deferred compensation agreement pursuant to which such Participant elects to make deferrals of base salary and/or bonus compensation for or with respect to such year. Any such Participant election shall be subject to any maximum or minimum percentage or dollar amount limitations (which, as of January 1, 2005, shall include a maximum base salary deferral limit of 90% of a Participant’s base salary and a minimum deferral limitation of $1,000 per year, which limitation may be changed by the Committee in its sole discretion), and to any other rules prescribed by the Committee in its sole discretion.

Any distribution to a Participant of base salary deferrals and bonus compensation deferrals (together with any gains, earnings or losses thereon) for periods before 2005 (the “Pre-2005 Deferrals”) shall be made as soon as practicable following the date the deferral period for such amounts ends and may be made in a lump-sum or in annual or quarterly installments as directed by the Participant. The Plan provides for lump-sum distributions of Pre-2005 Deferrals (i) if a Participant ceases to be an employee (unless the Committee, in its sole discretion, elects to defer such distribution and/or make such distribution in installments as permitted by the Plan), (ii) at the election of the Participant upon the occurrence of certain events that constitute a Change in Control, or upon the disability or death of the Participant subject, in certain of such cases, to the right of the Participant or the Participant’s beneficiary to elect or request a different distribution schedule as permitted by the Plan. The Plan also permits Participants to request certain hardship and other withdrawals subject to specified limitations and to specified forfeiture and non-participation requirements contained in the Plan with respect to Pre-2005 Deferrals.

Any distribution to a Participant of base salary deferrals, bonus compensation deferrals and Sprint contributions (together with any gains, earnings or losses thereon) for periods after 2004 (the “Post-2005 Deferrals”) shall be made in a manner which is intended to satisfy the requirements of Section 409A of the Internal Revenue Code of 2986, as amended (the “Code”) and the regulations issued thereunder. More specifically, if a Participant elects to be paid on a specific date, payment shall commence, or shall be paid as soon as practicable after the specified date. If a Participant elects to be paid upon a separation from service, payment shall commence, or shall be made, as soon as practicable after his separation from service. However, if a Participant is a “key employee” (as determined in accordance with Code Section

409A and the regulations issued thereunder), then any distribution with respect to his Post-2005 Deferrals as a result of his separation from service shall be delayed until at least six months have elapsed since his separation from service or if earlier, his death. A Participant may receive all of a part of his Post-2005 Deferrals as a result of an unforeseeable emergency as determined by the Committee in accordance with, and subject to, Code Section 409A and the regulations issued thereunder, and a distribution may be made with respect to Post-2005 Deferrals after a Change in Control only if such Change in Control satisfies the requirements set forth in Code Section 409A and the regulations issued thereunder.

The Obligations are unsecured general obligations of Sprint. The Obligations are not subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Any attempt by any person to transfer or assign benefits under the Plan, other than a claim for benefits by a Participant or his or her beneficiary(ies) will be null and void. There is no trading market for the Obligations.

The Obligations are not convertible to any security of Sprint. No trust has been created or trustee appointed to take action with respect to the Obligations and each Participant in the Plan will be responsible for enforcing his or her own rights with respect to the Obligations. Sprint may (but shall not be obligated to) establish a trust or trusts, or such other funding devices as the Committee shall deem appropriate, advisable or desirable, which may take the form of grantor trusts, may be revocable or irrevocable, and may have independent trustees (such trusts or other funding devices, collectively, “Trusts”). Neither Participants, their Beneficiaries nor their legal representatives shall have any right, actual or beneficial, other than the right of an unsecured general creditor, against Sprint or against any of such Trusts in respect of any portion of a Participant’s account. Sprint has no obligation to make or to continue to make any contributions to any Trusts that may be established in connection with the Plan and any such contributions, if made, shall be made (and may be discontinued) in the sole discretion of Sprint. By electing to defer any amount pursuant to the Plan, each Participant acknowledges and agrees that Sprint is not and shall not be required to make any investment in connection with the Plan, nor is it required to follow the Participant’s hypothetical investment directions in any actual investment Sprint may make or acquire in connection with the Plan or in determining the amount of any actual or contingent liability or obligation of Sprint thereunder or relating thereto.

Item 5.	Interests of Named Experts and Counsel

The validity of the deferred compensation obligations to be issued under the Nextel Communications, Inc. Amended and Restated Cash Compensation Deferral Plan was passed upon by Michael T. Hyde, Assistant Secretary of Sprint. As of August 8, 2005, Mr. Hyde beneficially owned approximately 30,750 shares of Sprint FON Common Stock, had options to purchase 70,657 shares of Sprint FON Common Stock, and had restricted stock units representing 3,690 shares of Sprint FON Common Stock.

Item 6.	Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the complete text of the statutes referred to below and the articles of incorporation and bylaws of Sprint.

Under Section 17-6305 of the Kansas General Corporation Code, which we refer to as the KGCC, a corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

Consistent with Section 17-6305 of the KGCC, Article IV, Section 9 of the bylaws of Sprint provides that the corporation will indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement in connection with any action, suit, or proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal action or proceeding, the director or officer must also have had no reasonable cause to believe his conduct was unlawful.

In accordance with Section 17-6002(b)(8) of the KGCC, Sprint’s articles of incorporation provide that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to Sprint or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 17-6424 of the KGCC (unlawful payment of dividends) or (iv) transactions from which a director derives an improper personal benefit.

Under Article IV, Section 9 of the bylaws of Sprint, Sprint may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability arising out of his status as such, whether or not the corporation would have the power to indemnify such persons against liability. Sprint carries standard directors and officers liability coverage for its directors and officers and the directors and officers of its subsidiaries. Subject to certain limitations and exclusions, the policies reimburse the corporation for liabilities indemnified under the bylaws.

Sprint has entered into indemnification agreements with its directors and officers. These agreements provide for the indemnification, to the full extent permitted by law, of expenses, judgments, fines, penalties and amounts paid in settlement incurred by the director or officer in connection with any threatened, pending or completed action, suit or proceeding on account of service as a director, officer, employee or agent of Sprint.

Item 7.	Exemption from Registration Claimed

Inapplicable.

Item 8.	Exhibits

Exhibit Number	Exhibits
4	Nextel Communications, Inc. Amended and Restated Cash Compensation Deferral Plan (filed as Exhibit 10.1 to Nextel Communications, Inc.’s Form 8-K filed on December 7, 2004 and incorporated herein by reference).

5	Opinion and consent of Michael T. Hyde, Esq.

23-A	Consent of KPMG LLP.

23-B	Consent of Ernst & Young LLP.

23-C	Consent of Michael T. Hyde, Esq. is contained in his opinion filed as Exhibit 5.

24	Power of Attorney is contained on page II-8 of this Registration Statement.

Item 9.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales of the securities being registered are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, unless such information is contained in a periodic report filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, unless such information is contained in a periodic report filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 6 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Overland Park, State of Kansas, on the 12th day of August, 2005.

SPRINT CORPORATION

By:	/s/ ROBERT J. DELLINGER
(R. J. Dellinger, Executive Vice President)

POWER OF ATTORNEY

We, the undersigned officers and directors of Sprint Corporation, hereby severally constitute G. D. Forsee, Len J. Lauer, R. J. Dellinger, Thomas A. Gerke and C. S. Toussaint and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Sprint Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities and on the date indicated.

Name	Title		Date
/s/ GARY D. FORSEE (G. D. Forsee)	Chief Executive Officer and Director (Principal Executive Officer)	) ) ) ) ) ) ) ) ) ) ) )
/s/ ROBERT J. DELLINGER (R. J. Dellinger)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)		August 12, 2005
/S/ JOHN P. MEYER (J. P. Meyer)	Senior Vice President and Controller (Principal Accounting Officer)

/s/ GORDON BETHUNE (Gordon M. Bethune)	Director	) ) ) )
/s/ E.L. DRAPER, JR. (E. Linn Draper, Jr.)	Director	) ) )
/s/ JAMES H. HANCE, JR. (James H. Hance, Jr.)	Director	) ) ) )
(Deborah A. Henretta)	Director	) ) )
/s/ I. O. HOCKADAY, JR. (I. O. Hockaday, Jr.)	Director	) ) )	August 12, 2005
/s/ LINDA K. LORIMER (L. K. Lorimer)	Director	) ) )
/s/ LOUIS W. SMITH (Louis W. Smith)	Director	) ) )
/s/ GERALD L. STORCH (Gerald L. Storch)	Director	) ) )
/s/ WILLIAM H. SWANSON (William H. Swanson)	Director	) ) )

EXHIBIT INDEX

Exhibit Number
4	Nextel Communications, Inc. Amended and Restated Cash Compensation Deferral Plan (filed as Exhibit 10.1 to Nextel Communications, Inc.’s Form 8-K filed on December 7, 2004 and incorporated herein by reference).

5	Opinion and consent of Michael T. Hyde, Esq.

23-A	Consent of KPMG LLP.

23-B	Consent of Ernst & Young LLP.

23-C	Consent of Michael T. Hyde, Esq. is contained in his opinion filed as Exhibit 5.

24	Power of Attorney is contained on page II-8 of this Registration Statement.